BRISTOW GROUP INC.

3151 Briarpark Drive, Suite 700

Houston, TX 77042

713-267-7600

November 2, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Bristow Group Inc. (the “Company”)

Form S-3 (Registration No. 333- 267994)

To whom it may concern:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the effective date of the Company’s Registration Statement on Form S-3 (Registration No. 333-267994) be accelerated by the Securities and Exchange Commission to 4:00 p.m. Washington D.C. time on November 4, 2022, or as soon as practicable thereafter.

Please do not hesitate to contact Atma Kabad of Kirkland & Ellis LLP at (713) 836-3364 with any questions or comments with respect to this letter.

Very truly yours,

Bristow Group Inc.

By:	/s/ Christopher S. Bradshaw
Name: Christopher S. Bradshaw
Title: President and Chief Executive Officer